(posted Tuesday 5-13-03) THURSDAY MAY 15, 2003 MIDNIGHT DEADLINE FOR VOTING YOUR 401(k) SHARES FOR THE CHALLENGERS

Today, Putnam authorized the fax number (800) 250-8416 (attn: Mr. Rob Falbey) to allow Alaska/Horizon Air 401(k) plan participants to send instructions to the Trustee. As we post this, the mailing deadline has past because there are only two days left. As per the Putnam 5-9-03 letter below, print out our electronic proxy card, fill it out, write across the top 401(k) shares and fax it to Putnam. It's a long story about how we got to this (edited 5-16-03: strike the word "unfortunate" which may not comply with SEC Rule 14a-9) delete|unfortunate|delete point. We will have lots of time to tell stories after this ordeal is over. But remember: don't discount the power of democracy. (edited 5-16-03: strike the sentence that follows, which may not comply with SEC Rule 14a-9--delete sentence|If you don't vote, injustices that exist in our workplaces will never be addressed|delete sentence; insert: It's important that you vote.) Stranger things have happened. Outcomes have been decided by fewer than a handful of votes...